UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________
FORM 6-K
___________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 10, 2006
Commission File Number 1-32591

SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong
China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

        Attached as Exhibit I is a copy of an announcement of Seaspan Corporation, dated April 10, 2006.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: April 10, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN ANNOUNCES CONFERENCE CALL AND WEBCAST
TO DISCUSS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2006

Hong Kong, China, April 7, 2006 - Seaspan Corporation (NYSE: SSW) plans to release its financial results for the first quarter ended March 31, 2006, on Monday, April 17, 2006 after market close.

Seaspan plans to host a conference call for all shareholders and interested parties immediately following the release at 5:00 p.m. Eastern Time to discuss the results.

Conference Call and Webcast Information:

Date of Conference Call:	Monday, April 17, 2006
Scheduled Time:	5:00 p.m. ET / 4:00 p.m. CT / 3:00 p.m. MT / 2:00 p.m. PT
Participant Toll Free Dial In #:	1-800-289-0494
International Dial In #:	1-913-981-5520
Webcast:	http://www.seaspancorp.com/investors/eventdetail.cfm?eventid=26187

To access the live webcast of the conference call go to www.seaspancorp.com and click on “Investor Relations” then “Events Calendar” for the link; or go directly to http://www.seaspancorp.com/investors/eventdetail.cfm?eventid=26187. The webcast will be archived on the site for one year.

A replay of the conference call will also be available from 8:00 p.m. ET through 11:59 p.m. ET Friday, April 28th. The replay telephone numbers are: 1-888-203-1112 or 1-719-457-0820 and the replay passcode is: 4941492.

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About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan currently owns a fleet of 16 containerships consisting of fourteen 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 35 months, Seaspan will add thirteen additional vessels to its fleet including five 4250 TEU vessels, two 9600 TEU vessels, two 3500 TEU vessels and four 2500 TEU vessels.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

For Investor Relations and Media Inquiries:

Seaspan Corporation
Mr. Kevin M. Kennedy
Chief Financial Officer
(604) 482-8777
Fax: (604) 648-9782
www.seaspancorp.com

OR

Brunswick Group LLP
Ms. Nina Devlin or Ms. Erin Moore
(212) 333-3810

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